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                            October 30, 2020

       David Lazar
       Chief Executive Officer
       Zyrox Mining International, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Zyrox Mining
International, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10
                                                            Filed October 19,
2020
                                                            File No. 000-56204

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       Item 1A. Risk Factors, page 7

   1. We note your revised disclosure on page 17 in response to prior comment 3. It appears that a business
combination has yet to occur for each of the companies that you have identified as blank
check companies currently or formerly under Mr. Lazar's control.
                                                        Please add risk factor
disclosure highlighting Mr. Lazar's lack of experience
                                                        identifying and closing
potential business combination transactions.
 David Lazar
FirstName LastNameDavid      Lazar
Zyrox Mining  International, Inc.
Comapany
October 30,NameZyrox
            2020        Mining International, Inc.
October
Page 2 30, 2020 Page 2
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management , page
16

2.       We note your disclosure that it is unlikely that the Company's controlling
         stockholders could exert any influence on Management   s activities
due to Mr. Lazar   s
         position as the Company   s sole officer and director as well as the
Company remaining
         under his control as the court-appointed custodian. Please revise your disclosure to clarify the control that is afforded to Mr. Lazar as a court-appointed custodian of the Company, especially with regard to corporate actions that require stockholder approval.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Dave Natan